UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-237541 and 333-230452) and Form F-3 (Registration Number 333-237542) of Stealth BioTherapeutics Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 6, 2020, Stealth BioTherapeutics Corp (the “Company”) and H.C. Wainwright & Co., LLC (“Wainwright”), entered into an At The Market Offering Agreement (the “Sales Agreement”) pursuant to which the Company may offer and sell, from time to time, through Wainwright, American Depositary Shares (“ADSs”), each representing 12 ordinary shares, with a nominal or par value of $0.0003 per share.

The Company is not obligated to sell any ADSs under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, Wainwright will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of the Nasdaq Global Market to sell ADSs from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Under the Sales Agreement, Wainwright may sell ADSs by any method deemed to be an “at the market” offering as defined in Rule 415 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any other method permitted by law, including in privately negotiated transactions. Wainwright’s obligations to sell ADSs under the Sales Agreement are subject to satisfaction of certain conditions, including customary closing conditions for transactions of this nature. The Company will pay Wainwright a commission of up to 3.0% of the aggregate gross proceeds from each sale of ADSs and has agreed to provide Wainwright with customary indemnification and contribution rights. The Company has also agreed to reimburse Wainwright for certain specified expenses.

The Sales Agreement contains representations, warranties and covenants customary for the transactions of this kind. The representations, warranties and covenants contained in the Sales Agreement were made only for purposes of that agreement and as of specific dates, and were solely for the benefit of the parties to the Sales Agreement. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Sales Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company.

Sales of ADSs under the Sales Agreement will be made pursuant to the registration statement on Form F-3 (File No. 333-237542) (the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2020, and a related prospectus supplement filed with the SEC on August 6, 2020, for an aggregate offering price of up to $4,719,252. Investors should read the Registration Statement and the prospectus supplement and all documents incorporated therein by reference.

The foregoing summary of the Sales Agreement is qualified in its entirety by reference to the full text of the Sales Agreement, which is filed herewith as Exhibit 1.1.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any ADSs under the Sales Agreement, nor shall there be any sale of such ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A copy of the opinion of Walkers relating to the legality of the issuance and sale of ADSs, is attached hereto as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Sales Agreement, dated August 6, 2020, by and between Stealth BioTherapeutics Corp and H.C. Wainwright & Co., LLC.

5.1	Opinion of Walkers.

23.1	Consent of Walkers (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date:	August 6, 2020